Exhibit 99.B(a)(vii)

WRITTEN INSTRUMENT ABOLISHING SHARE CLASSES OF WATER ISLAND LONG/SHORT FUND

At a meeting duly called and held on August 27, 2019, a majority of the Trustees of The Arbitrage Funds (the “Trust”), acting pursuant to Article VI, Section 6.3 of the Trust’s Declaration of Trust, as amended to date, abolished the Class A and Class C shares of Water Island Long/Short Fund.

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PRESIDENT’S CERTIFICATE

The undersigned, being the duly elected, qualified and active President of The Arbitrage Funds (the “Trust”), hereby certifies that the foregoing instrument abolishing the Class A and Class C shares of Water Island Long/Short Fund, has been duly adopted by a majority of the Trustees, and has the status of an amendment to the Trust’s Declaration of Trust, as amended to date (the “Trust Instrument”), pursuant to Article VI, Section 6.3 of the Trust Instrument.

Dated as of: August 27, 2019

/s/ John S. Orrico

John S. Orrico, President